UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 01.28.2008                                                         2007 Earnings Release.

We present below the main figures obtained by Bradesco in 2007. Our Report on Economic and Financial Analysis with the complete Financial Statements is available on Bradesco’s website (http://www.bradesco.com.br/ri).

1. The Net Income of 2007 stood at R$8.010 billion (a 58.5% growth compared to the income of R$5.054 billion of the same period of 2006), corresponding to R$3.97 EPS and profitability of 31.4% on the Average Stockholders’ Equity*. The Net Income of 4Q07 stood at R$2.193 billion (a 21.2% growth compared to the income of R$1.810 billion in 3Q07).

2. The origin of the income is comprised of R$5.655 billion stemming from financial activities, which correspond to 71% of the Net Income and R$2.355 billion generated by Insurance, Private Pension Plans and Certificated Savings Plans activities, which represented 29% of the Net Income.

3. Bradesco’s Market Capitalization grew by 29.1% compared to the same period of the previous year, reaching R$109.463 billion in December 2007.

4. Our Total Assets, at the end of the period, recorded a balance of R$341.184 billion, a 28.5% growth compared to December 2006. The annualized return on average Total Assets stood at 2.7%, higher than the 2.2% recorded in the same period of the previous year.

5. The total loan portfolio (considering sureties, guarantees and credit cards receivables) reached R$161.407 billion, a 38.9% growth compared to the same period of the previous year. Loans to individuals totaled R$59.277 billion (a 34.2% growth), while operations to corporate clients reached R$102.130 billion (a 41.7% growth).

6. Funds raised and managed added up to R$484.265 billion, a 25.3% growth over the R$386.586 billion of December 2006.

7. The Stockholders’ Equity added up to R$30.357 billion, a 23.2% growth on the same period of the previous year. The Capital Adequacy Ratio in December 2007 stood at 14.0% .

8. Remuneration to Stockholders, in the period, as Interest on Own Capital/Dividends paid and provisioned, added up to R$2.823 billion, equivalent to 35.2% of the Net Income of 2007.

9. The Efficiency Ratio in Dec/07 stood at 41.8%, an improvement of 0.3 p.p. compared to the 42.1% obtained in Dec/06.

10. In 2007, investments in Infrastructure, Information Technology and Telecommunications amounted to R$2.099 billion, a growth of R$273 million compared to the previous year.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from the main activities developed by Bradesco Organization, totaled R$6.795 billion, equivalent to 84.8% of the Net Income.

12. Bradesco is Brazil’s largest private customer service network, with 3,160 Branches, 25,974 ATMs of the Bradesco Dia&Noite (Day&Night) Network, 3,939 ATMs of the Banco24Horas (24HourBank) Network, 11,539 Bradesco Expresso Outlets, 5,821 Banco Postal Branches, 2,776 Mini Branches and 375 Branches of Finasa Promotora de Vendas.

13. On November 14, started-up the activities of Bradesco’s Brokerage Firm in London, England, called Bradesco Securities UK Limited, which operates as a Broker Dealer, focusing on the intermediation of fixed income and equity products of Brazilian companies to European/Global institutional investors.

14. On 01.04.08, all matters discussed at the Special Stockholders’ Meeting held on this date were approved, such as the increase of the Capital Stock in the amount of R$1,200,000,000.00, upon the issuance of 27,906,977 new non-par registered book-entry stocks, with 13,953,489 common stocks and 13,953,488 preferred stocks, to be subscribed by stockholders in the period of 01.22 to 02.22.08 at the price of R$43.00 per stock. Such increase will be followed by the payment of Supplementary Interest on Own Capital and Dividends in the amount of R$1,988,150,000.00, declared on 12.28.07, which will be paid on the same date (03.17.08) of the payment of stocks.

15. Fundação Bradesco is dedicated, for more than 50 years, to the education of low-income children, adolescents and adults. Since its creation, it has provided free and quality education to around 2 million students which, added to distance courses, exceeded 2.5 million assistances. This year, it invested more than R$200.9 million, providing free education to more than 109 thousand students.

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in the Stockholders’ Equity

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Phone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6203

e-mail: investidores@bradesco.com.br

www.bradesco.com.br/ri

     Banco Bradesco’s Net Income of R$8.010 billion, in the twelve-month period ended in December 2007 and of R$2.193 related to 4Q07, includes some extraordinary events occurred in the period of 2007, as shown below:

R$ million	12M07	12M06	4Q07	3Q07
REPORTED NET INCOME	8,010	5,054	2,193	1,810
Full Goodwill Amortization [1]	953	2,109	140	631
Active Tax Credit	(718)	(398)	(300)	(376)
Civil Provision [2]	274	-	74	126
Partial Sale of Bovespa/BM&F	(480)	-	(405)	(75)
Total/Partial Sale of Investment [3]	(1,017)	(219)	(64)	-
Non-Technical Provision - Health Insurance	-	387	-	-
Supplementary Labor Provision	232	309	232	-
Other	(87)	-	(36)	(51)
Fiscal Effects	43	(879)	20	(215)
Subtotal Extraordinary Events	(800)	1,309	(339)	40
ADJUSTED NET INCOME	7,210	6,363	1,854	1,850

1 Refers to the full goodwill amortization recorded in affiliated companies/subsidiaries.
2 Economic Plans.
3 In 2006: Usiminas R$219; in 2007: Serasa R$599; Arcelor R$354 and Indiana R$64.

     Thus, due to these extraordinary events, the Adjusted Net Income stood at R$1.854 billion in the 4th quarter of 2007 and at R$7.210 billion in 2007. This Adjusted Net Income will be the basis used for the analysis and comments of this Press Release, as well as of our Report on Economic and Financial Analysis.

Loan Portfolio

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Individuals	59,277	54,383	44,156	34.2%	9.0%
Large Corporates	58,150	48,331	42,087	38.2%	20.3%
SMEs	43,980	37,379	29,982	46.7%	17.7%
Total	161,407	140,093	116,225	38.9%	15.2%

The Loan Portfolio, including Sureties and Guarantees and receivables from Credit Cards (purchases in installments and in cash) reached R$161.407 billion, a 38.9% growth compared to December/06 and a 15.2% increase in this quarter.

Loans to Individuals recorded a R$15.121 billion growth or 34.2% compared to December/06 and a R$4.894 billion increase or 9.0% in this quarter, resulting mainly from the higher demand for consumer finance. Not considering the acquired loan portfolios, there was a 37.2% growth on December/06 and an 8.9% increase in this quarter.

Loans to Corporates grew by R$30.061 billion or 41.7% compared to December/06, mostly in Working Capital, Leasing, Mortgage, Trade Finance Operations and Overdraft Accounts. In this quarter, the loan expansion stood at R$16.420 billion or 19.2%, with main increases recorded in Working Capital, Leasing and Sureties and Guarantees.

The demand for loans was higher in SMEs, recording increases of 46.7% compared to 2006 and of 17.7% in this quarter. Referring to Large Corporates, increases of 38.2% over December/06 and of 20.3% in this quarter were recorded. In addition, it is worth mentioning that 90.0% of Sureties and Guarantees operations are originated by Large Corporates.

Not considering Sureties and Guarantees and receivables from Credit Cards, the Loan Portfolio added up to R$131.307 billion, an increase of R$35.088 billion or 36.5% compared to the year and of R$14.950 billion or 12.8% in this quarter.

Breakdown of the loan portfolios – Individuals and Corporates:

Individuals	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Vehicles - CDC	21,183	19,556	16,260	30.3%	8.3%
Personal Loans	7,063	7,016	6,356	11.1%	0.7%
Credit Card	8,284	7,230	5,629	47.2%	14.6%
Payroll Deductible Loans	6,106	5,608	3,837	59.1%	8.9%
BNDES Onlendings	2,843	3,060	2,931	(3.0%)	(7.1%)
Leasing	3,315	2,215	1,017	226.0%	49.7%
Rural Loan	3,138	2,684	1,914	63.9%	16.9%
Overdraft accounts	1,848	1,960	1,688	9.5%	(5.7%)
Mortgage	1,646	1,420	1,089	51.1%	15.9%
Sureties and Guarantees	390	308	201	94.0%	26.6%
Other	3,461	3,326	3,234	7.0%	4.1%
Total	59,277	54,383	44,156	34.2%	9.0%

Corporates	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Working Capital	14,685	10,589	8,498	72.8%	38.7%
BNDES Onlendings	10,442	9,740	8,275	26.2%	7.2%
Operations Abroad	8,535	8,294	6,513	31.0%	2.9%
Overdraft accounts	7,643	7,284	6,120	24.9%	4.9%
Export Financing	7,812	6,976	6,146	27.1%	12.0%
Credit Card	4,265	3,327	2,433	75.3%	28.2%
Leasing	4,886	4,098	2,891	69.0%	19.2%
Vehicles - CDC	3,496	3,171	2,885	21.2%	10.2%
Rural Loan	3,132	3,168	2,660	17.7%	(1.1%)
Mortgage	1,758	1,494	1,044	68.4%	17.7%
Sureties and Guarantees	23,906	18,162	14,590	63.9%	31.6%
Other	11,570	9,407	10,014	15.5%	23.0%
Total	102,130	85,710	72,069	41.7%	19.2%

Breakdown of the Vehicles portfolio:

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
CDC portfolio	24,679	22,727	19,145	28.9%	8.6%
Individuals	21,183	19,556	16,260	30.3%	8.3%
Corporates	3,496	3,171	2,885	21.2%	10.2%

Leasing portfolio	6,308	4,697	2,530	149.3%	34.3%
Individuals	3,262	2,173	972	235.6%	50.1%
Corporates	3,046	2,524	1,558	95.5%	20.7%

Finame portfolio	3,431	2,852	2,099	63.5%	20.3%
Individuals	68	66	48	41.7%	3.0%
Corporates	3,363	2,786	2,051	64.0%	20.7%

Overall Total	34,418	30,276	23,774	44.8%	13.7%
Individuals	24,513	21,795	17,280	41.9%	12.5%
Corporates	9,905	8,481	6,494	52.5%	16.8%

Information about Credit Cards:

				Variation %
	4Q07	3Q07	4Q06	Year	Quarter
Credit Cards
Card Base - Million	17.5	16.3	13.0	34.6%	7.4%
Revenues - R$ Million	9,321	8,456	7,492	24.4%	10.2%
# of transactions - Million	111.6	103.5	86.6	28.9%	7.8%

Private Label
Card Base - Million	9.7	8.9	4.9	98.0%	9.0%
Revenues - R$ Million	1,226	1,110	595	106.1%	10.5%
# of transactions - Million	16.1	14.7	7.0	130.0%	9.5%

Total
Card Base - Million	27.2	25.2	17.9	52.0%	7.9%
Revenues - R$ Million	10,547	9,566	8,087	30.4%	10.3%
# of transactions - Million	127.7	118.2	93.6	36.4%	8.0%

Asset Quality

Below we present the asset quality of our portfolio distributed in the AA-C ratings, comparing with the Financial System and Private Banks:

	Dec/07	Sep/07	Dec/06
Bradesco	93.3%	92.8%	92.1%
Financial System	N/D	91.5%	90.6%
Private Banks	N/D	92.3%	91.2%

The balance of Allowance for Doubtful Accounts (PDD) added up to R$7.826 billion on December 31, 2007, R$6.698 billion of which are required provisions and R$1.128 billion are exceeding provisions.

Coverage Ratios

In the table below we show the coverage and delinquency ratios of our portfolio:

	Dec/07	Sep/07	Dec/06
ADA (PDD)/Loan Portfolio	6.0%	6.4%	6.9%
Loans overdue more than 60 days/Loan Portfolio	4.0%	4.2%	4.5%
ADA (PDD)/Loans overdue more than 60 days	148.3%	150.4%	155.1%
Credits overdue more than 90 days/Loan Portfolio	3.3%	3.5%	3.6%
ADA (PDD)/Loans overdue more than 90 days	180.6%	182.4%	191.9%

Allowance for Doubtful Accounts (PDD) Expenses

In the period we recorded PDD expenses of R$5.498 billion, a R$1.086 billion or 24.6% increase compared to 12M06, in line with the Loan Portfolio growth, which increased by 36.5% in the period, highlighting the 35.0% growth in the individual segment.

In the comparison between 4Q07 and 3Q07, PDD Expenses increased by R$118 million.

Deposits, Debentures, Subordinated Debts

In the table below we show the growth of these fundings:

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Demand deposits [1]	29,420	22,825	21,078	39.6%	28.9%
Savings deposits	32,813	30,231	27,612	18.8%	8.5%
Time deposits + Debentures	67,860	63,231	59,105	14.8%	7.3%
Subordinated Debts [2]	15,850	13,441	11,949	32.6%	17.9%
Total	145,943	129,728	119,744	21.9%	12.5%

1 The increase of the demand deposits, particularly verified in the last week of Dec/07, was influenced by the CPMF tax extinguishment, which caused the maintenance of funds in checking accounts for subsequent investment.

2 Out of this amount, $11,750 million was recorded for the purposes of calculation of the Basel Ratio.

Contingent Liabilities

In the table below, we highlight the balance of these liabilities:

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Labor Proceedings	1,492	1,228	1,268	17.7%	21.5%
Civil Proceedings	1,414	1,062	872	62.2%	33.1%
Fiscal and Social Security Provisions	6,311	6,465	5,084	24.1%	(2.4%)
Total	9,217	8,755	7,224	27.6%	5.3%

Capital

Bradesco’s Book Value of the Stockholders’ Equity in December 2007 totaled R$30.357 billion, while the Reference Stockholders’ Equity reached R$41.448 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 14.0% in consolidated figures. Considering that the minimum BIS ratio established in Brazil is 11%, this margin enables Bradesco to increase its Loan Portfolio by around R$80 billion. The Central Bank of Brazil (Bacen), through the Article 9 of Circular 3,367, allows the option to exclude, for purposes of determination of the Capital Adequacy Ratio, of the sold position in foreign currency, including tax effects, carried out with the purpose of providing hedge for the investments abroad. If Bradesco opted for this prerogative, the BIS Ratio on December 31, 2007 would have been of 16.6% (out of which 12.1% in Tier I).

Unrealized Gains

Unrealized Gains, represented by the difference between market values of assets and liabilities and their respective book values, stood at R$4.709 billion in December/07 against R$3.214 billion in December/06, a growth of R$1.495 billion (note 32b).

Asset Management

Bradesco’s Total Assets under Management reached R$177.486 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds.

Stockholders’ Equity

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Investment Funds	157,383	153,439	135,837	15.9%	2.6%
Managed Portfolios	12,597	7,646	6,938	81.6%	64.8%
Third-Party Funds	7,506	6,502	4,333	73.2%	15.4%
Total	177,486	167,587	147,108	20.7%	5.9%

Assets Distribution

	R$ million			Variation %
	Dec/07	Sep/07	Dec/06	Year	Quarter
Total in Fixed Income	148,166	146,258	134,874	9.9%	1.3%
Total in Equities	21,814	14,827	7,901	176.1%	47.1%
Total in Third-Party Funds	7,506	6,502	4,333	73.2%	15.4%
Total	177,486	167,587	147,108	20.7%	5.9%

Adjusted Net Interest Income (NII)

For a better analysis, the Net Interest Income adjusted by the effects of the disinvestments and hedge of equity abroad is presented as follows:

R$ million
	12M07	12M06	Variation	4Q07	3Q07	Variation
Reported Net Interest Income	23,530	20,394	3,136	6,156	5,785	371
(-)Sale of stake in Usiminas	-	(219)	219	-	-	-
(-)Sale of stake in Arcelor	(354)	-	(354)	-	-	-
(-)Hedge/Exchange Variation	(876)	(337)	(539)	(159)	(205)	46
Adjusted Net Interest Income	22,300	19,838	2,462	5,997	5,580	417
- Net Interest Income – Interest	19,633	17,668	1,965	5,229	4,964	265
Volume			4,147			476
Interest Rate			(2,182)			(211)
- Net Interest Income – Non Interest	2,667	2,170	497	768	616	152
Average Rate of Adjusted Net Interest
Income (%) *	9.4	10.1	-	9.8	9.7	-
(*) (Adjusted Net Interest Income)/(Total Assets – Permanent Assets – Purchase and Sale Commitments).

In the comparison between 12M07 and 12M06, the improvement of the R$2.462 billion Adjusted Net Interest Income was due to:

  a R$1.965 billion increase in the result from interest income operations, with R$4.147 billion of increase in the average business volume and R$2.182 billion of reduction of spreads; and
  the R$497 million increase in “non-interest” income, resulting basically from loan recoveries of R$245 million and higher Securities (TVM) and Treasury gains.

In the comparison between 4Q07 and 3Q07, the R$417 million increase was due to:

  the growth in interest income operations in the amount of R$265 million, with R$476 million of increase in the average business volume and R$211 million of reduction of spreads; and
  the growth of the ”non-interest” income, in the amount of R$152 million, basically resulting from the higher loan recovery of R$91 million and higher Securities (TVM) and Treasury gains in the quarter.

Net Interest Income – Interest:

We show in the chart below, the NII of interest income operations. We point out the nominal growth in the period and the maintenance of the nearly 8.6% margin.

Breakdown of the Net Interest Income - Interest:

Below we show the origin of the Net Interest Income, pointing out the importance of the relative share of loan operations, which represented 67% of the total in Dec/07, against 63% in Dec/06.

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
- Loan operations	13,159	11,059	19.0	3,567	3,384	5.4
- Funding	2,201	2,545	(13.5)	541	556	(2.7)
- Insurance	2,147	2,431	(11.7)	497	486	2.3
- Securities (TVM) and Treasury/Others	2,126	1,633	30.2	624	538	16.0
Net Interest Income	19,633	17,668	11.1	5,229	4,964	5.3

Loan Net Interest Income - Interest:

We present below a summary of the loan activity, considering that:

  In the first line, we show the gross interest income, net of the cost of opportunity.
  In the second line, we show the net margin, that is, the result of the gross interest income net of losses, related to these credits. A consistent nominal growth can be observed, presenting an accumulated evolution of 14.3% in 2007. This result shows the correct strategy that Bradesco has been adopting in loan granting.
  In the third line, we show the delinquency cost, represented by allowances for doubtful accounts deducted by discounts granted added by loan recoveries.

(*) ADA (PDD) + Discounts - Recoveries

Fee Income

Below we show the breakdown and the variations of fees, in the respective periods:

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Cards	2,449	1,758	39.3%	688	623	10.4%
Checking Accounts	2,357	2,084	13.1%	609	591	3.0%
Loan Operations	1,934	1,543	25.3%	521	504	3.4%
Asset Management	1,439	1,245	15.6%	384	376	2.1%
Charging/Collections	1,114	1,006	10.7%	283	280	1.1%
Other	1,513	1,262	19.9%	411	368	11.7%
TOTAL	10,806	8,898	21.4%	2,896	2,742	5.6%

In the comparison between 12M07 and 12M06, the increase of R$1.908 billion was due to:

  the growth of R$691 million (39.3% increase) in the item “Income from Cards”, related to the increase of 21.6% of the cards base, from 57,942 thousand to 70,469 thousand, influenced by the consolidation of Amex Brasil;
  the increase in the volume of Loan Operations, specially for individuals, mainly the products “Personal Loans” and “Vehicles”, which was the main factor for the evolution of the item “Revenues from Loan Operations”, with an improvement of R$391 million;
  segmentation of clients (Private, Prime, Corporate, SMEs and Retail), jointly with the realignment of fees and with the increase of the client base which pushed the item “Checking Accounts”, with a growth of R$273 million; and
  the increase of 20.7% in the volume of funds under management, from R$147.1 billion, on December 31, 2006 to R$177.5 billion on December 31, 2007, which was the main factor for the growth of the item “Fund Management”, whose evolution was R$194 million.

In the comparison between 4Q07 and 3Q07, the increase of R$154 million was due to:

  the growth of R$65 million, related to income from credit cards, resulting from the higher business volume arising from the increase of the typical economic activity in the last quarter;

Personnel Expenses

We present below the breakdown and the variations of personnel expenses, in the respective periods:

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Structural	5,295	4,879	8.5%	1,380	1,381	-0.1%
Non-Structural	1,275	1,053	21.1%	441	259	70.3%
TOTAL	6,570	5,932	10.8%	1,821	1,640	11.0%

In the comparison between 12M07 and 12M06, the R$638 million variation was derived from:

  the increase in payroll derived by the 2006 collective bargaining agreements (3.5%) and the 2007 (6.0%);
  higher employee and management profit sharing (PLR) expenses in the amount of R$188 million;
  the consolidations of Amex Brasil, Credifar and BMC R$93 million; and
  higher expenses with provisions for labor proceedings in the amount of R$17 million.

In the comparison between 4Q07 and 3Q07, the R$182 million variation of personnel expenses –non-structural, was derived from:

  higher provisions for labor proceedings R$47 million; and
  higher employee and management profit sharing (PLR) expenses in the amount of R$131 million.

Other Administrative Expenses

We show below the breakdown and variations of other administrative expenses, in the respective periods:

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Third-Party Services	1,618	1,232	31.3%	474	426	11.3%
Communication	940	792	18.7%	250	238	5.0%
Depreciation and Amortization	538	481	11.9%	137	135	1.5%
Financial System Services	532	459	15.9%	142	138	2.9%
Advertisement	598	534	12.0%	229	133	72.2%
Transportation	522	502	4.0%	142	132	7.6%
Rentals	402	350	14.9%	104	102	2.0%
Data Processing	407	268	51.9%	114	106	7.5%
Asset Maintenance and Conservation	296	291	1.7%	82	76	7.9%
Other	1,059	961	10.2%	299	269	11.2%
TOTAL	6,912	5,870	17.8%	1,973	1,755	12.4%

In the comparison between 12M07 and 12M06, the variation of R$1,042 million was a result of:

  the increase in business volumes;
  investments in the improvement and optimization of the technological platform (TI Melhorias Project);
  readjustments of contracts; and
  the consolidation of companies acquired (R$215 million). Not considering the effect of acquisitions, the variation of administrative expenses would be 14% in the year.

     In the comparison between 4Q07 and 3Q07, the variation of R$218 million was a result of the increase in the business volume in the 4th quarter, especially third-party services, communication and transportation, and the seasonal increase in advertising expenses (R$96 million). Not considering this seasonal increase, the variation of administrative expenses in 4Q07 would be 6.9% .

Performance Indexes

Efficiency Ratio

We present in the chart below the continuous improvement in this ratio, reflecting the focus on the control of personnel and administrative expenses, as well as on the increase in several income sources:

Accumulated 12-month period

Coverage Ratio

The Coverage Ratio (Fee Income/Personnel Expenses + Administrative Expenses) has also been constantly improving during the quarters, with a slight decrease in the last quarter, basically a result of higher personnel expenses – non-structural, as presented below:

Accumulated 12-month period.

Insurance, Private Pension Plans and Certificated Savings Plans

Organizational Structure

Grupo Bradesco de Seguros e Previdência

Highlights of Balance Sheet

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Assets	73,318	60,558	21.1	73,318	69,996	4.7
Securities	67,718	55,297	22.5	67,718	64,618	4.8
Technical Provisions	58,526	48,742	20.1	58,526	55,319	5.8
- Insurance	5,492	4,397	24.9	5,492	5,496	(0.1)
- Life and Pension Plan	50,543	42,038	20.2	50,543	47,405	6.6
- Certificated Savings Plans	2,491	2,307	8.0	2,491	2,418	3.0
Stockholders’s Equity	8,647	7,250	19.3	8,647	8,885	(2.7)

Highlights of Results

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Premiums Written	21,479	19,022	12.9	6,175	5,448	13.3
Operating Income	3,166	2,779	13.9	766	780	(1.8)
Net Income	2,355	2,159	9.1	582	548	6.2
ROAE (%)	29	33	-	32	33	-

Indicators

%
	12M07	12M06	4Q07	3Q07
Market Share Insurance, Private Pension Plan and
Certificated Savings Plans	25.3*	25.8	25.3*	25.2**
Claims Ratio	75.4	79.1	75.7	73.8
Sales Ratio	11.4	11.2	11.2	11.4
Administrative Expense Ratio ¹	5.3	5.4	5.1	5.5
Combined Ratio	95.3	92.1	93.1	92.6
Combined Ratio (Excluding additional provisions)	86.0	92.1	84.9	84.4

* Data of November-07 ** Data of August-07 – Administrative Expenses/Revenues Source: Susep and ANS

Number of Clients (Insurance, Private Pension Plans and Certificated Savings Plans)

thousand
	12M07	12M06	Variation%	4Q07	3Q07	Variation%
Insured Persons	19,802	14,164	39.8	19,802	17,787	11.3
Private Pension Plan	1,321	1,267	4.3	1,321	1,294	2.1
VGBL	580	531	9.2	580	562	3.2
Certificated Savings Plans	2,289	2,311	(1.0)	2,289	2,287	0.1
TOTAL	23,992	18,273	31.3	23,992	21,930	9.4

Human Resources:

The result is distributed by business lines as follows:

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Life and Pension Plan	1,395	1,095	27.4	372	350	6.3
Basic Lines	682	790	(13.7)	135	123	9.8
Certificated Savings Plans	253	272	(7.0)	64	68	(5.9)
Health	25	2	-	11	7	57.1
TOTAL	2,355	2,159	9.1	582	548	6.2

In 2007 Grupo Bradesco de Seguros e Previdência had a growth in the net income of 9.1%, reaching the amount of R$2.355 billion (2006 - R$2.159 billion) with an annual return of 29% which, until November 2007, it represented 23.6% of the net income of the entire Brazilian insurance market.

Revenues with insurance premiums, private pension contribution and annual revenues from certificated savings plans reached R$21.5 billion (13.7% growth), which represented 25% of the insurance market revenues (until Nov/07). These revenues maintain the leadership of the Insurance Group in the segment of property and casualty, as well as in open private pension plans.

In addition to the 12.9% increase in production, the following factors contributed significantly to this result:
• the reduction of 4 points in the claims ratio (which even in absolute values was lower than in 2006);
• the drop of the administrative expenses x revenue ratio;
• the maintenance of the sales ratio in the same levels of the previous year; and
• the maintenance of the financial results in the same levels of 2007, despite the drop of the Selic rate in 2007 compared to 2006 (Selic 2006 of 15.08%/Selic of 2007 11.19%) .

As to the total number of insured individuals, not considering last quarters’ figures related to Indiana Seguros S.A., whose disinvestment was approved by SUSEP on December 12, 2007, Grupo Bradesco de Seguros e Previdência totaled 19.8 million insured individuals, recording a growth of 40% compared to 2006 figures.

Technical reserves amounted to R$58.526 billion (35.9% of the insurance market until November 2007 - source: Susep and ANS) and their financial assets totaled R$67.718 billion. Total assets had a growth of 21.1% compared to December 2006.

It is worth pointing out that in relation to solvency, the insurance Group is in compliance with the rules of Susep, which became effective as of January 1, 2008, and it is adequate inclusively to the world standards - Solvency II. Grupo Bradesco de Seguros e Previdência has a leverage of 2.7 of its stockholders’ equity, a level comparable to European and American companies, where insurance premiums usually do not exceed 3 times the stockholders’ equity.

Bradesco Vida e Previdência

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %

Premium Revenues and Contribution Income (*)	12,303	10,215	20.4%	3,894	2,963	31.4%
Technical Provisions	50,543	42,038	20.2%	50,543	47,405	6.6%
Claims Ratio (%)	59.9	70.8	- 10.9 p.p.	48.6	57.1	-8.5 p.p.
Sales Ratio (%)	24.4	23.4	+ 1 p.p.	20.3	24.6	-4.3 p.p.
Combined Ratio (%)	48.1	67.4	-19.3 p.p.	45.0	45.5	-0.5 p.p.
Participants/Insured Persons (thousand)	16,771	11,102	51.1%	16,771	14,610	14.8%
Market Share – Premium Revenues and Contributions(%)	31.4**	32.0	-0.6 p.p.	31.4**	31.3***	+0.1 p.p.
* Life/VGBL/PGBL/Traditional ** Data of November-07 *** Data of August-07

Note: We point out that the balance of technical provisions includes the contribution insufficiency provision (PIC), which is calculated, on a conservative basis, using the assuaged survival American table AT-2000, improved in 1.5%, separately considering men (male) and women (female), whose life expectancy is longer, with a actual interest rate of 4.5% per year.

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Income	1,395	1,095	27.4	372	350	6.3
ROAE (%)	53	62	-9 p.p.	70	74	-4 p.p.

Total revenues from Private Pension Plans and VGBL reached R$10.6 billion at the end of 2007, a market share of 37.6%, while revenues from Premiums of Life Insurance and Personal Accidents totaled R$1.7 billion with a market share of 15.8% . (Market data of Nov-07).

Technical Provisions and Investment Portfolio: (R$ billion)

Total Technical Provisions in 2007 reached R$23.9 billion of Supplementary Private Pension Plans, R$24.5 billion in VGBL products and R$2.1 billion in Life and Personal Accidents and others.
The Portfolio of Private Pension Plans Investments and VGBL represents 41.0% of the market (source: Fenaprevi). (Market data of Nov-07)

Premiums and Contributions:

Life + VGBL+ Contribution Income (R$ million)

Bradesco Capitalização

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Income form Certificated Savings
Plans	1,556	1,418	9.7%	417	394	5.8%
Technical Provisions	2,491	2,307	8.0%	2,491	2,418	3.0%
Clients (thousand)	2,289	2,311	-1.0%	2,289	2,287	0.1%
Market Share – Income (%)	20.5*	19.9	+0.6 p.p.	20.5*	20.4**	+0.1 p.p.
* Data of November-07 ** Data of August-07

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Income	253	272	-7.0%	64	68	-5.9%
ROAE (%)	42	62	-20 p.p.	50	57	-7 p.p.

Number of Active Certificated Savings Plans (thousand):

Out of the 14.3 million Plans sold in 2007, 4.5 million are Active Certificated Savings Plans and 9.8 million are Active Plans of Assignment of Right of Certificated Savings Plans Draw. The plans have a reduced effective term, a reduced grace period and a low ticket.

Bradesco Auto/RE

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Premiums Written ¹	2,862	2,916	-1.9%	653	912	-28.4%
Technical Provisions	2,201	2,329	-5.5%	2,201	2,370	-7.1%
Claims Ratio (%)	69.4	71.0	-1.6 p.p.	69.8	66.0	+3.8 p.p.
Sales Ratio (%)	19.2	18.5	+ 0.7 p.p.	19.4	18.5	+0.9 p.p.
Combined Ratio (%)	102.6	103.4	-0.8 p.p.	102.2	99.9	+2.3 p.p.
Insured Persons² thousand	2,074	1,976	5.0%	2,074	2,024	2.5%
Market Share – Premiums Written (%)	12.1*	13.0	-0.9 p.p.	12.3*	12.4**	-0.1 p.p.
* Data of November-07 ** Data of August-07

1 Auto/RE segments
2 Excluding insured persons of Indiana Seguros

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Income	137	126	8.7%	40	35	14.3%
ROAE (%)	13	17	-4 p.p.	18	15	+3 p.p.

Insurance premiums of the Auto/RE segment correspond to 12.1% of the market. (Market data of Nov-07)

Bradesco Saúde

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Premiums Written	4,246	3,918	8.4%	1,111	1,065	4.3%
Technical Provisions	3,202	1,862	72.0%	3,202	3,007	6.5%
Claims Ratio (%)	83.5	87.1	-3.6 p.p.	89.5	83.4	+6.1 p.p.
Selling Ratio (%)	3.3	2.9	+0.4 p.p.	3.6	3.4	+0.2 p.p.
Combined Ratio (%)	92.0	97.5	-5.5 p.p.	99.9	88.6	+11.3 p.p.
Insured persons - thousand	2,858	2,620	9.1%	2,858	2,754	3.8%
Market Share – Premiums Written (%)	42.3*	43.0	-0.7 p.p.	42.3*	42.3**	-
* Data of November-07 ** Data of August-07

R$ million
	12M07	12M06	Variation %	4Q07	3Q07	Variation %
Net Income	25	2	-	11	7	57.1%
ROAE (%)	1	-	+1 p.p.	2	2	-

Technical provisions in the “individual health” portfolio include provision to support insured individuals older than 59 years from plans prior to the Law 9,656/09, to equate remission benefits, as well as to face the difference among values resulting from the investment to premiums of readjustments authorized annually by ANS and the values calculated having as basis the price readjustment of the sector, which burden the average value of indemnified events. These provisions reflect the work that the Management of the Insurance Group developed, during the last years, in the sense to try to maintain a conservative provisioning policy for coverage of risks inherent to the business. Thus, if the current market conditions are maintained, mainly concerning claims levels, and the capacity to readjust premiums according to the medical inflation, Bradesco believes that the provisioning level is adequate for covering risks identified, pursuant to the respective technical notes.

Bradesco Saúde continues with an outstanding position, operating focused on the corporate segment. In December 2007, out of the 2.9 million insured individuals, 90.6% of the total belonged to the corporate segment.

Number of Insured Persons (thousand):

Highlights from the Market Relations Department

Investor Relations Area
In the 4th quarter, we participated in 2 Road Shows abroad (Asia and Europe), in addition to organizing a Bradesco Day in NY and to taking part in Latibex Conference in Madrid.

In Brazil, we hosted several APIMEC meetings, closing the year with events in the cities of Salvador and Recife, both live broadcasted through the Internet.

Bradesco was the winner of the Banking Report award as the Best Bank of 2007 and winner in the category of Best IR Website, in a event held on 12/12/2007.

Main Corporate Social Responsibility Actions in 2007

Dow Jones: Bradesco continues to integrate the Dow Jones Sustainability World Index (DJSI) of the New York Stock Exchange (NYSE). Thus, after complying with the requirements of a strict and comprehensive analysis process, Bradesco continued to belong to in the selected group of 318 publicly-held companies listed all around the world.

Bank of the Planet: On November 13, the “Bank of the Planet” was created, a Bank within Bradesco which will unify all social-environmental actions of the Organization. In this context, an innovative partnership with the Government of the State of Amazonas was launched, in which Bradesco became one of the co-founders of Fundação Amazonas Sustentável (FAS). The initiative estimates an investment of R$70 million to support the actions of FAS.

Corporate Sustainability Index: Bradesco was maintained in the portfolio of the Corporate Sustainability Index – ISE, of the São Paulo Stock Exchange (Bovespa). By remaining in ISE, Bradesco shows its commitment to corporate sustainability and to social-environmental responsibility.

Bank Statement in Braille: In an innovative initiative in the Brazilian market, Bradesco launched the first bank printed statement in Braille to enable the reading by visually impaired account holders.

Meeting of Suppliers: With the purpose to insert service providers and product suppliers in its social-environmental responsibility culture of Bradesco, Bradesco carried out, in November, the 4th Meeting with its Suppliers, which gathered around 200 representatives from companies of products and services of the Organization.

Rule SA 8000®: Bradesco was the First Financial Institution of the Americas to receive the SA 8000®, a certification granted by Social Accountability International – SAI, which attests the adoption of good social responsibility practices concerning human rights, children’s rights and main labor rights, in addition to a safe and healthy work environment.

CONFERENCE CALL INFORMATION

Date: Tuesday January 29, 2008

Portuguese	English
11:00 a.m. (São Paulo time) 8:00 a.m. (US EDT time) Brazil (55 11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	12:30 p.m. (São Paulo time) 9:30 a.m. (US EDT time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-55-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ri. On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from January 29 to February 8, 2007, at the phone numbers (55 11) 4688-6312 for Portuguese, conference call code: 805 (event in Portuguese) and (55 11) 4688-6312, conference call code: 340 (event in English). Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	12M07	12M06	4Q07	3Q07
USD Commercial Rate	(17.15)	(8.66)	(3.68)	(4.52)
CPI (IPCA)	4.46	3.14	1.43	0.89
CDI	11.81	15.03	2.62	2.79
IGP-M	7.75	3.83	3.54	2.57
Selic (year-end)	11.25	13.25	11.25	11.25
USD Commercial Rate (year end) - R$	1.7713	2.1380	1.7713	1.8389

Macroeconomic Scenario

In %	2008	2009	2010
USD Commercial Rate (year-
end) - R$	1.75	1.80	1.87
CPI (IPCA)	4.50	4.00	4.00
IGP-M	4.50	4.00	4.00
Selic (year-end)	11.25	10.75	10.25
GDP	4.50	4.15	4.50

The last quarter of 2007 will be remembered for the persistence of problems in the global financial markets, while in the internal scenario there was a new shock in food prices and acceleration of the growth of the activity and of the credit, causing greater inflationary pressures.

(Comments from the Economic Research and Studies Department)

The turbulence in the international financial markets, especially in the mortgage loan market of the US, continued during the last quarter of 2007. The central banks of the regions most affected by the crisis (US, Euro Zone and United Kingdom) operated in a coordinated manner, providing liquidity to the financial system and, in the case of the North American central bank, promoting substantial reductions in the interest rate. There was an important increase of the aversion to the risk and unfavorable impact on spreads of credit assets, which also had an impact on the risk premium of emerging countries. The growth expectation of the GDP for the US and for the European economy has been reduced. However, emerging countries, which already represent 50% of the global GDP, still show high growth rates, making the global growth to decelerate just a little.

Despite the deterioration of the international environment, the liquidity conditions for Brazil did not change a lot and, most important, the price of important commodities for the commercial guideline of the country continued in a high level, reflecting the firm growth in the emerging economies (specially the Asian one).

The exchange rate, the main potential transmission mechanism of external turbulences, confirmed the strength of the external accounts and showed a relative stability, fluctuating between R$1.75 and R$1.80 and with few moments above this level. We expect not many changes in this scenario for 2008. International reserves closed the year at US$180.3 billion compared to US$85.8 billion at the end of 2006. Jointly with a high trade balance, despite the reduction trend (we expect US$32 billion for 2008, against US$40.4 billion in 2007), the current level of international reserves should result in a lower volatility of the exchange rate and the fluctuation trend should stand at around R$1.75. This comfortable situation of external accounts should also be favorable for future decisions about the risk rating level by rating agencies.

A new shock on food prices, both on those whose prices are formed in the international market and on products that essentially depend on domestic factors, had an unfavorable impact on the inflation of the last quarter. Thus, inflation measured by the Broad Consumer Price Index (IPCA) closed 2007 at 4.46%, near the target of the Central Bank. During 2008, we should notice a decrease of pressures on food prices, but secondary effects of the inflation acceleration in the second half of 2007 should keep inflation near 4.5% at the end of this year. For this reason, the scenario shows the maintenance of the interest rate at 11.25% during 2008.

The upward activity also confirms this expectation for the interest rate and allows the anticipation of a strong performance for the GDP in 2008. We expected a 5.3% growth of the GDP in 2007 and expect an expansion near 4.5% in 2008. The consumption increase of families has been sustained by the substantial growth of the actual income volume and of the loan expansion, which increased from 30.8% of the GDP at the end of 2006 to 34.8% of the GDP in 2007. The favorable outlook for the job market implies in a healthy environment for the loan expansion, with maintenance of a satisfactory level for delinquency. The trust of consumers and businessmen continues in a high level. The investment has presented a substantial expansion (we estimate a 12.8% growth of the gross formation of fixed capital in 2007) and the intentions to increase the productive capacity estimate a new significant growth in 2008.

MAIN FIGURES AND INDEXES

R$ Million	12M07	12M06%		4Q07	3Q07%
Reported Net Income	8,010	5,054	58.5	2,193	1,810	21.2

Adjusted Net Income	7,210	6,363	13.3	1,854	1,850	0.2
Earnings per Stock (R$) (*)	3.57	3.18	12.3	0.92	0.92	-
Book Value per Stock (R$) (*)	15.04	12.31	22.2	15.04	14.47	3.9

ROAE (Annualized) (**) (%)	28.3	31.1	-	29.4	31.4	-
ROAA (Annualized) (%)	2.4	2.7	-	2.3	2.5	-

Adjusted Net Interest Income	22,300	19,838	12.4	5,997	5,580	7.5
Fee Income	10,806	8,898	21.4	2,896	2,742	5.6
Personnel and Administrative Expenses	13,482	11,802	14.2	3,794	3,395	11.8

Total Assets	341,184	265,547	28.5	341,184	317,648	7.4

Loan Portfolio	131,307	96,219	36.5	131,307	116,357	12.8
Sureties and Guarantees	24,296	14,791	64.3	24,296	18,471	31.5
Credit Cards (***)	5,804	5,215	11.3	5,804	5,266	10.2
Total Loan Portfolio	161,407	116,225	38.9	161,407	140,094	15.2

Allowance for Doubtful Accounts	(7,826)	(6,646)	17.8	(7,826)	(7,429)	5.3

Demand Deposits	29,420	21,078	39.6	29,420	22,825	28.9
Savings Deposits	32,813	27,612	18.8	32,813	30,231	8.5
Time Deposits + Debentures	67,860	59,105	14.8	67,860	63,231	7.3
Subordinated Debts	15,850	11,949	32.6	15,850	13,441	17.9

Technical Provisions	58,526	48.742	20.1	58,526	55,319	5.8
Stockholders’ Equity	30,357	24,636	23.2	30,357	29,214	3.9

In %
Efficiency Ratio (****)	41.8	42.1	-	41.8	41.8	-
Combined Ratio	86.0	92.1	-	84.9	84.4	-
BIS Ratio (Economic-Financial Consolidated)	15.7	18.8	-	15.7	16.3	-
(Total Consolidated)	14.0	16.5	-	14.0	14.2	-
Fixed Asset Ratio (Financial Consolidated)	45.8	48.0	-	45.8	48.9	-
(Total Consolidated)	14.5	12.2	-	14.5	14.7	-

R$ Million	12M07	12M06%		4Q07	3Q07%
Interest on Own Capital/Dividends	2,823	2,160	30.7	683	743	(8.1)
Total Stocks (in Thousand) (*)	2,018,674	2,001,766	0.8	2,018,674	2,019,241	0.0

(*)	Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus in 2007.
(**)	Calculated without mark-to-market effects of Securities Available for Sale recorded in the Stockholders’ Equity.
(***)	Operations with loan characteristic – purchases paid in installments and in cash.
(****)	Accumulated 12-month period.

STATEMENTS OF ADJUSTED INCOME

R$ Million	12M07	12M06%		4Q07	3Q07%
REVENUES FROM FINANCIAL INTERMEDIATION	40,375	37,665	7.2	10,901	10,283	6.0

EXPENSES FROM FINANCIAL INTERMEDIATION	18,075	17,827	1.4	4,904	4,703	4.3

NET INTEREST INCOME	22,300	19,838	12.4	5,997	5,580	7.5

Allowance For Doubtful Accounts	(5,498)	(4,412)	24.6	(1,556)	(1,438)	8.2
GROSS INCOME FROM FINANCIAL INTERMEDIATION	16,802	15,426	8.9	4,441	4,142	7.2

OTHER OPERATING INCOME (EXPENSES)	(7,173)	(6,760)	6.1	(1,963)	(1,683)	16.6
Fee Income	10,806	8,898	21.4	2,896	2,742	5.6
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	16,432	15,180	8.2	4,837	4,146	16.7
Variation of Provisions from Insurance, Private Pension Plans and Certificated Savings Plans	(5,047)	(3,515)	43.6	(1,965)	(1,322)	48.6
Claims – Insurance Operations	(6,014)	(6,127)	(1.8)	(1,595)	(1,488)	7.2
Certificated Savings Plans Draws and Redemptions	(1,378)	(1,222)	12.8	(378)	(346)	9.2
Insurance and Private Pension Plans Selling Expenses	(1,084)	(1,023)	6.0	(288)	(274)	5.1
Private Pension Plans Benefits and Redemption
Expenses	(2,198)	(2,268)	(3.1)	(465)	(508)	(8.5)
Personnel Expenses	(6,570)	(5,932)	10.8	(1,821)	(1,640)	11.0
Other Administrative Expenses	(6,912)	(5,870)	17.8	(1,973)	(1,755)	12.4
Tax Expenses	(2,389)	(2,150)	11.1	(623)	(599)	4.0
Equity in the Earnings of Affiliated Companies	42	72	(41.7)	10	16	(37.5)
Other Operating Income	1,436	1,420	1.1	424	376	12.8
Other Operating Expenses	(4,297)	(4,223)	1.8	(1,022)	(1,031)	(0.9)

OPERATING INCOME	9,629	8,666	11.1	2,478	2,459	0.8
NON-OPERATING INCOME	24	(9)	-	21	1	-
INCOME BEFORE TAXES AND PROFIT SHARING	9,653	8,657	11.5	2,499	2,460	1.6
TAXES ON INCOME	(2,432)	(2,285)	6.4	(642)	(607)	5.8
MINORITY INTEREST IN SUBSIDIARIES	(11)	(9)	22.2	(3)	(3)	-
ADJUSTED NET INCOME	7,210	6,363	13.3	1,854	1,850	0.2
(+) Extraordinary Events	800	(1,309)	-	339	(40)	-
REPORTED NET INCOME	8,010	5.054	58.5	2,193	1,810	21.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.